Exhibit 99.1

Invitation to the Annual General Meeting of Shareholders

of

ObsEva SA

to be held on

Wednesday, May 8, 2019

at

10:30 am CEST

in

Hotel Mövenpick, 20 route de Pré-Bois, 1215 Geneva, Switzerland

AGENDA

1.	Approval of the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2018

2.	Discharge of the Members of the Board of Directors and of the Executive Committee

3.	Appropriation of Financial Results

4.	Elections to the Board of Directors and Election of the Chairman of the Board of Directors

4.1	Re-election of Franciscus Verwiel as Member and Chairman of the Board of Directors

4.2	Re-election of Annette Clancy as Member of the Board of Directors

4.3	Re-election of Barbara Duncan as Member of the Board of Directors

4.4	Re-election of Jim Irvin Healy as Member of the Board of Directors

4.5	Re-election of Ernest Loumaye as Member of the Board of Directors

4.6	Re-election of Edward Mathers as Member of the Board of Directors

4.7	Re-election of Rafaele Elisabete Tordjman as Member of the Board of Directors

4.8	Re-election of Jacky Vonderscher as Member of the Board of Directors

5.	Elections to the Compensation Committee

5.1	Re-election of Annette Clancy as Member of the Compensation Committee

5.2	Re-election of Jim Irvin Healy as Member of the Compensation Committee

5.3	Re-election of Rafaele Elisabete Tordjman as Member of the Compensation Committee

5.4	Election of Edward Mathers as Member of the Compensation Committee

6.	Re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Independent Registered Public Accounting Firm

7.	Re-election of Perréard de Boccard SA as Independent Representative

8.	Compensation of the Board of Directors and the Executive Committee

8.1	Approval of the Compensation of the Board of Directors

8.2	Approval of the Compensation of the Executive Committee for Fiscal Year 2020

9.	Increase of ObsEva SA’s Authorized Share Capital

10.	Increase of ObsEva SA’s Conditional Share Capital for Financing Purposes

11.	Approval of change to ObsEva SA’s Equity Incentive Plan

Plan-les-Ouates, Switzerland, March 29, 2019

The Board of Directors

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PROPOSALS

1	Approval of the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2018

The Board of Directors proposes that the annual report, the statutory financial statements and the consolidated financial statements of ObsEva SA for fiscal year 2018 be approved.

2	Discharge of Liability for the Members of the Board of Directors and of the Executive Committee

The Board of Directors proposes that shareholders release the members of the Board of Directors and of the Executive Committee from liability for their activities during fiscal year 2018.

3	Appropriation of Financial Results

The Board of Directors proposes that the loss of USD 67,894,909 for the financial year 2018 be appropriated as follows:

Financial Year 2018
Accumulated losses brought forward from previous year	USD 88,085,699
Net loss for the year 2018	USD 67,894,909
Accumulated losses to be carried forward	USD 155,980,608

The Board of Directors informs the shareholders that the operating losses of the Company during financial year 2018, which were expected and are in line with the business plan of the Company, have led the Company to be, as from December 31, 2018, in a situation of capital loss as per Article 725 paragraph 1 of the Swiss Code of Obligations, as the net assets of the Company no longer cover one-half of its share capital and legal reserves. The occurrence of this situation was foreseen under the business plan of the Company, under which the Company is further expected, as a clinical-stage biopharmaceutical company, to undergo operating losses during financial years 2019 and 2020. The Company does not expect its situation of capital loss to affect its ability to carry out its activities on an ordinary basis and the Company’s cash and cash equivalents, as at December 31, 2018, are expected to cover its operating expenses and capital expenditure requirements into mid-2020. The Board of Directors deems that no further corrective measures is to be taken by the shareholders for the time being.

4	Elections to the Board of Directors and Election of the Chairman of the Board of Directors

Our Board of Directors is presently composed of eight members each elected for a one-year term of office expiring at the closing of the 2019 Annual General Meeting.

The Board of Directors proposes the re-election of the following nominees for a term of one year expiring at the closing of the 2020 Annual General Meeting:

4.1	Re-election of Franciscus Verwiel as member and Chairman of the Board of Directors

4.2	Re-election of Annette Clancy as member of the Board of Directors

4.3	Re-election of Barbara Duncan as member of the Board of Directors

4.4	Re-election of Jim Irvin Healy as member of the Board of Directors

4.5	Re-election of Ernest Loumaye as member of the Board of Directors

4.6	Re-election of Edward Mathers as member of the Board of Directors

4.7	Re-election of Rafaele Elisabete Tordjman as member of the Board of Directors

4.8	Re-election of Jacky Vonderscher as member of the Board of Directors

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5	Elections to the Compensation Committee

Our Compensation Committee is presently composed of three members each elected for a one-year term of office expiring at the closing of the 2019 Annual General Meeting.

The Board of Directors proposes the election of the following nominees for a term of one year expiring at the closing of the 2020 Annual General Meeting:

5.1	Re-election of Annette Clancy as member of the Compensation Committee

5.2	Re-election of Jim Irvin Healy as member of the Compensation Committee

5.3	Re-election of Rafaele Elisabete Tordjman as member of the Compensation Committee

5.4	Election of Edward Mathers as member of the Compensation Committee

6	Re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Independent Registered Public Accounting Firm

The Board of Directors proposes the re-election of PricewaterhouseCoopers SA as ObsEva SA’s auditors and independent public accounting firm for the fiscal year 2019.

7	Re-election of Perréard de Boccard SA as Independent Representative

The Board of Directors proposes the re-election of Perréard de Boccard SA, Rue de la Coulouvrenière 29, 1204 Genève, as Independent Representative of shareholders for a one-year term expiring at the closing of the 2020 Annual General Meeting.

8	Compensation of the Board of Directors and the Executive Committee

8.1	Approval of the Compensation of the Board of Directors

The Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of USD 2,500,000 for the members of the Board of Directors for the period from the 2019 Annual General Meeting to the 2020 Annual General Meeting.

8.2	Approval of the Compensation of the Executive Committee for the Fiscal Year 2020

Due to a new appointment to the Executive Committee contemplated by the end of fiscal year 2019, the Board of Directors proposes that the shareholders approve a maximum aggregate amount of compensation of USD 15,000,000 for the members of the Executive Committee for the fiscal year 2020, subject to potential adjustment due to the fluctuation of the applicable exchange rate1.

9	Increase of ObsEva SA’s Authorized Share Capital

The Board of Directors proposes to increase by 7,180,181, corresponding to an increase from 15,565,620 to 22,745,801, the number of new ordinary shares that can be issued under the authorized share capital of ObsEva SA. For this purpose, the Board of Directors proposes to cancel Article 5a of ObsEva SA’s Articles of Association, and to create a new authorized share capital, so that the Board of Directors be authorized to increase ObsEva SA’s share capital until 8 May 2021, by the issuance of up to 22,745,801 new shares and, consequently, that a new Article 5a be introduced in ObsEva SA’s Articles of Association as follows:

[1]

For any increase of 0.01 of the exchange rate of the Swiss franc against the U.S. Dollar above the assumed exchange rate of USD 1.0226 for CHF 1.00, the maximum aggregate amount of compensation for the members of the Executive Committee for the fiscal year 2020 will increase in an amount of USD 37,000. This adjustment is due to the fact that the compensation of the members of the Executive Committee is paid in part in USD and in part in CHF. The exchange rate used for the purpose of this adjustment is the annual average exchange rate of USD against CHF for the year 2018.

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Proposed text

Article 5a: Capital-actions autorisé

Le conseil d’administration est autorisé à augmenter jusqu’au 8 mai 2021 le capital-actions d’un montant de CHF 1’749’677 au plus, par l’émission d’un maximum de 22’745’801 actions nominatives, entièrement libérées, d’une valeur nominale de CHF 1/13 chacune.

Des augmentations partielles sont autorisées. Le conseil d’administration peut également émettre de nouvelles actions par voie de prise ferme ou d’autres formes de souscription par une ou plusieurs banques avec offre subséquente aux actionnaires ou à des tierces personnes. Le conseil d’administration détermine la nature des apports, le prix d’émission et la date de l’émission, les conditions d’exercice des droits préférentiels de souscription, l’allocation des droits préférentiels de souscription qui n’ont pas été exercés et la date à laquelle débute le droit au dividende. Le conseil d’administration peut permettre, restreindre ou exclure la négociation des droits préférentiels de souscription.

Si des droits préférentiels de souscription sont octroyés mais pas exercés, le conseil d’administration les utilise dans l’intérêt de la société.

Le conseil d’administration peut limiter ou supprimer les droits préférentiels de souscription des actionnaires et attribuer ces droits à des personnes tierces ou à la société elle-même lorsque les actions sont émises pour l’un des buts suivants: a) l’élargissement de l’actionnariat de la société dans certains marchés financiers ou dans la perspective d’une cotation, d’une admission au négoce ou d’un enregistrement de nouvelles actions à des bourses nationales ou étrangères; b) l’octroi d’une option de surallocation (“greenshoe”) à un ou plusieurs souscripteurs en relation avec un placement d’actions; c) des placements d’actions si le prix d’émission est déterminé par référence au prix du marché; d) l’intéressement des employés, des membres du conseil d’administration ou de consultants de la société ou de l’une de ses filiales selon un ou plusieurs plans d’intéressement adoptés par le conseil d’administration; e) l’acquisition de sociétés, d’actifs de sociétés, de participations, de produits, de droits de propriété intellectuelle, de licences ou de nouveaux projets d’investissement ou encore pour des placements d’actions privés ou publics à des fins de financement et/ou refinancement de telles transactions; f) la levée de fonds propres de façon rapide et flexible, lorsqu’une telle transaction ne pourrait pas être réalisée, ou ne pourrait être réalisée qu’à des conditions moins favorables, sans l’exclusion du droit préférentiel de souscription des actionnaires existants; ou g) l’acquisition d’une participation dans la société par un partenaire stratégique (y compris dans le cas d’une offre publique d’acquisition).

Article 5a: Authorized share capital

The board of directors is authorized at any time until 8 May 2021 to increase the share capital by a maximum aggregate amount of CHF 1,749,677 through the issuance of not more than 22,745,801 registered shares, which will have to be fully paid-in, with a par value of CHF 1/13 of a franc each.

Increases in partial amounts are permitted. The board of directors may issue new shares also by means of underwriting or in any other manner by one or more banks and subsequent offer to shareholders or third parties. The board of directors shall determine the type of contributions, the issue price, the time of the issue, the conditions for the exercise of the pre-emptive rights, the allocation of pre-emptive rights which have not been exercised, and the date on which the dividend entitlement starts. The board of directors is authorized to permit, to restrict or to exclude the trading of pre-emptive rights.

If pre-emptive rights are granted, but not exercised, the board of directors shall use the relevant shares in the interest of the company.

The board of directors is authorized to withdraw or limit the pre-emptive rights of the shareholders, and to allocate them to third parties or to the company, in the event of use of the shares for the purpose of: a) expanding the shareholder base in certain capital markets or in the context of the listing, admission to official trading or registration of the shares at domestic or international stock exchanges; b) granting an over-allotment option (“greenshoe”) to one or several underwriters in connection with a placement of shares; c) share placements, provided the issue price is determined by reference to market price; d) the participation of employees, members of the board of directors or consultants of the company or of one of its subsidiaries according to one or several equity incentive plans adopted by the board of directors; e) the acquisition of companies, company assets, participations, the acquisition of products, intellectual property rights, licenses or new investment projects or for public or private share placements for the financing and/or refinancing of such transactions; f) for raising equity capital in a fast and flexible manner as such transaction would be difficult to carry out, or could be carried out only at less favorable terms, without the exclusion of the pre-emptive rights of the existing shareholders; or g) the acquisition of a participation in the company by a strategic partner (including in the case of a public takeover offer).”

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10	Increase of ObsEva SA’s Conditional Share Capital for Financing Purposes

The Board of Directors proposes to increase to 16,933,553 the number of new ordinary shares that can be issued upon exercise of option and conversion rights that may be granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the Company or one of its subsidiaries, and/or upon exercise of option rights issued by the Company or one of its subsidiaries, and that paragraph 1 of Article 5b of the Company’s Articles of Association be consequently amended as follows:

Proposed text

Article 5b: Capital conditionnel en vue de financement

Le capital-actions de la société peut être augmenté d’un montant maximum total de CHF 1’302’581 par l’émission d’un maximum de 16’933’553 actions nominatives ordinaires, d’une valeur nominale de 1/13 de franc chacune, à libérer entièrement, suite à l’exercice de droits de conversion et/ou d’option accordés en relation avec des obligations, d’autres formes comparables de titres de dette, des emprunts ou d’autres instruments similaires du marché des capitaux ou des obligations contractuelles de la société ou de l’une de ses filiales, et/ou par l’exercice de droits d’option émis par la société ou l’une de ses filiales (les “instruments financiers”). Le droit préférentiel de souscription des actionnaires est exclu. Le droit de souscrire les nouvelles actions appartient aux détenteurs des instruments financiers. Le conseil d’administration fixe les conditions des instruments financiers.

Article 5b: Conditional share capital for financing purposes

The company’s share capital shall be increased by a maximum aggregate amount of CHF 1,302,581 through the issuance of not more than 16,933,553 registered shares, which will have to be fully paid-in, with a par value of 1/13 of a franc each, by the exercise of option and conversion rights which are granted in connection with bonds, similar debt instruments, loans or other financial market instruments or contractual obligations of the company or one of its subsidiaries, and/or by the exercise of option rights issued by the company or one of its subsidiaries (“financial instruments”). The pre-emptive rights of shareholders are excluded. The right to subscribe for the new shares shall be held by the holders of the financial instruments. The board of directors shall determine the terms of the financial instruments.

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11	Approval of change to ObsEva SA’s Equity Incentive Plan

In order to align the number of new ordinary shares that may be issued under the ObsEva SA’s 2017 Equity Incentive Plan (the “Plan”) with the number of new ordinary shares that can be issued as per Article 5c of ObsEva SA’s Article of Association, Conditional Share Capital for Equity Plans, as adopted by the shareholders during the 2018 Annual General Meeting of the Company, the Board of Directors proposes to the shareholders to increase by 1,749,995, from 4,172,623 to 5,922,618, the number of new ordinary shares that can be issued under the Plan, and to amend Article 3 (a) of the Plan accordingly. A copy of the Plan is available for download in the “Investors” section of our website (www.obseva.com).

Plan-les-Ouates, March 29, 2019

For the Board of Directors

/s/

Franciscus Verwiel

Chairman of the Board

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ORGANIZATIONAL MATTERS

A	Annual Report

The annual report, including the statutory financial statements and the consolidated financial statements of ObsEva SA (the “Company”) for the 2018 fiscal year, as well as the corresponding Auditor’s report for 2018, is available for download in the “Investors” section of the Company’s website (www.obseva.com).

B	Voting Rights

Shareholders registered in the share register maintained by the Company’s transfer agent, American Stock Transfer & Trust Company, LLC (“AST”) at 5:00 p.m. Eastern Daylight Time (“EDT”) / 11:00 p.m. Central European Summer Time (“CEST”) on April 2, 2019 (the “Record Date”) are entitled to participate in and vote at the 2019 Annual General Meeting (the “AGM”). The invitation and proxy form will be mailed to all holders of record as at the Record Date. The invitation is available for download in the “Investors” section of the Company’s website (www.obseva.com). If you were a holder of record at the Record Date and have not received a proxy form, please contact the Company’s investor relations personnel (contact details in section H below).

C	Registration as a Shareholder with Voting Rights / No Trading Restrictions

No shareholder will be entered in the Company’s share register as a shareholder with voting rights between the Record Date and the opening of business on the day following the AGM. AST will, however, continue to register transfers of the Company’s shares in the share register in its capacity as transfer agent during this period.

The registration of shareholders for voting purposes does not impact trading of the Company’s shares held by registered shareholders before, during or after the AGM.

D	Attending the Annual General Meeting

If you wish to attend the AGM in person, you will be required to present a valid proxy form and a valid government issued proof of identification.

If you have received an electronic notice to the AGM and want to participate in person to the AGM, please contact the Company’s investor relations personnel (contact details in section H below) to receive a valid entry card.

E	Granting of Proxy to another Shareholder or Other Third Parties

Shareholders who do not attend the AGM in person may grant a proxy in writing to another shareholder or other third parties.

If you wish to be represented at the AGM by another shareholder or other third parties, please provide the Company’s investor relations personnel (contact details in section H below) with a proxy in writing, authorizing such shareholder or other third party to represent you at the AGM. Such shareholder or other third party will be required to present a valid government issued proof of identification together with your proxy form.

If you have received an electronic notice to the AGM, please contact the Company’s investor relations personnel (contact details in section H below) for receiving a valid proxy form.

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F	Granting of Proxy to Independent Representative

Each shareholder who does not attend the AGM in person may have his shares represented by proxy by the independent representative, Perréard de Boccard SA, Swiss law firm, rue de la Coulouvrenière 29, 1204 Geneva, Switzerland (the “Independent Representative”).

If you wish to be represented at the AGM by the Independent Representative, please complete the proxy form you will have received with this invitation with your voting instructions to the Independent Representative. If you have received an electronic notice to the AGM, please contact the Company’s investor relations personnel (contact details in section H below) to receive a valid proxy form.

Proxies to the Independent Representative must be mailed to and received by Broadridge Financial Solutions, Vote Processing, 51 Mercedes Way, Edgewood, New York 11717, United States of America, by 5:00 p.m. EDT / 11:00 p.m. CEST on May 6, 2019. Proxies received after such time will not be considered.

The login information for electronic instructions is set forth in the electronic notice, if you have received an electronic notice to the AGM, or on the proxy form, if you have received a hard copy of the AGM material.

Electronic instructions must be received no later than by 11:59 p.m. EDT on May 6, 2019 / 5:59 a.m. CEST on May 7, 2019.

Shareholders who have granted a proxy to the Independent Representative may not vote their shares in person at the AGM or be represented at the AGM by another person.

G	“Street Name” Holders / No Trading Restrictions

“Street name” holders hold their shares through a bank, brokerage firm or another nominee. The bank, brokerage firm or other nominee is the record holder of the shares.

“Street name” holders should follow the instructions provided by their bank, brokerage firm or other nominee when voting their shares. “Street name” holders who wish to vote in person or participate in the AGM must obtain a signed proxy from the organization that holds their shares, entitling them to represent and vote the shares at the AGM. The proxy must be presented at the entrance together with a valid government issued proof of identification.

“Street name” holders who have not obtained a proxy from their bank, broker or nominee are not entitled to vote in person or participate in the AGM.

H	Contact

For information on the AGM, please contact:

ObsEva SA

Attn. Investor Relations

Chemin des Aulx 12

1228 Plan-les-Ouates, Switzerland

E-mail: IR@obseva.ch

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